EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	January 14, 2014

Seabridge Drilling Improving Size and Grade of Iron Cap Gold-Copper Zone
253 Meters Grading 0.90 g/T Gold and 0.37% Copper Intersected Below Existing Resource

Toronto (Canada) – Seabridge Gold reported today that the final three holes drilled in 2013 to test for a high-grade core zone below the Iron Cap deposit have expanded the deposit to the northwest and at depth, adding higher grade material that is likely to have a substantial impact on resources with further drilling. Iron Cap is one of four large porphyry deposits at Seabridge’s 100%-owned KSM project in north western British Columbia, Canada.

A total of six holes were drilled at Iron Cap this year as part of a program designed to find one or more core zones - the deep-seated parts of porphyry deposits which form in near-magmatic conditions and typically report much higher grades than the broader porphyry stockwork systems surrounding them. In mining districts similar to KSM in size and mineralizing histories such as Oyu Tolgoi, Pebble, Resolution, and Grasberg, major discoveries of near-magmatic core zones have been made below shallow porphyry deposits like Kerr and Iron Cap. During the 2013 field season, a core zone was discovered below the Kerr deposit and drilling was subsequently focused on this area to generate the data for a resource estimate. However, Iron Cap continues to offer significant encouragement for a second core zone discovery.

Seabridge Chairman and CEO Rudi Fronk commented that last year’s drilling success at Iron Cap could have important benefits apart from the possible discovery of a second core zone. “Iron Cap is favorably located in the same valley as the crusher, tunnel portal and other key infrastructure, so expanding the size of this deposit should positively impact the overall KSM project. Our KSM mine plan already calls for Iron Cap to be exploited from underground using cost-effective block caving technology. Expanding the deposit at depth, as we did in 2013, fits well with our mine plan and its location in close proximity to the proposed underground haulage tunnel is likely to improve the value of Iron Cap.”

Assay results from last year’s final core drilling at Iron Cap are as follows:

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-13-051	1088	225.0	490.4	265.4	0.21	0.40	2.9
		750.4	1003.4	253.0	0.90	0.37	3.0
	including	847.4	898.4	51.0	1.38	0.53	2.5
IC-13-051A	1169	535.4	956.4	421.0	0.32	0.23	3.6
	including	884.0	956.4	72.4	0.55	0.26	2.1
IC-13-052	1071	180.0	1037.4	857.4	0.36	0.29	3.3
	including	308.4	506.4	196.9	0.34	0.44	2.3
	including	558.4	598.4	40.0	0.66	0.41	4.4
	including	751.4	793.4	42.0	0.54	0.34	3.0

The reported assays are from holes designed to optimize penetration of the projection of the target down plunge from the existing porphyry deposit. We are confident that we are testing the target in an appropriate manner; however, additional drilling is required to establish true width. For a drill location map and cross sections, see www.seabridgegold.net/ICmap1.pdf. For results from the first three Iron Cap holes, see the August 20, 2013 news release http://seabridgegold.net/News/Article/434/.

Last year’s Iron Cap drill holes confirm the existing resource model at Iron Cap down to about 200 meters. Below that point, the holes entered volcanic intrusive rocks and chaotic breccia zones with variable intensity of veining and alteration. Discrete intervals containing orthoclase and magnetite alteration, intense stockwork veining and concentrations of chalcopyrite with minor bornite characteristics of a core zone have been encountered. Evidence strongly suggests that the Iron Cap deposit sits above and is displaced to the south-southeast of a near-magmatic high-grade core zone.  Additional work is underway to refine this target. Iron Cap had been explored since 1991 by previous owners, focusing on surface mineralization and shallow drilling which they concluded was the expression of a small epithermal vein system. Ongoing exploration since 2010 by Seabridge has determined that the epithermal system is superimposed on the upper portion of a much larger gold-copper porphyry deposit. For the past three years, Seabridge has focused its Iron Cap work on the porphyry deposit in order to prove up reserves and the greater potential of the Iron Cap deposit was not evaluated until this year.

Drilling at KSM is employing state-of-the-art directional drilling tools operated by TECH Directional Services that enable additional holes to be started part way down a previously drilled hole. The Devico directional core barrel provided by TECH ensures that the new hole deviates from the first in a predictable manner to provide multiple penetrations of the target, off-set from the original intercept. This technology significantly reduces the amount of drilling required to achieve a new intercept of the target zone as the top 500 to 800 meters of the hole is not re-drilled. The drill holes noted above with a letter designation after the hole number represent wedged drill holes that utilized the TECH service and were completed from holes that have been previously reported. In the table above, hole IC-13-51A was wedged from IC-13-51 at 400 meters down hole.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the size of the deposit’s impact on resources; (ii) the potential for finding a new, near magmatic, core zone at KSM; (iii) the impact of the expansion of the deposit on its, and the KSM Project’s, value; (iv) the estimated amount and grade of mineral reserves and mineral resources; (v) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vi) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at  www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at  www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net